

Mail Stop 3030

August 17, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. James J. Burke
Chief Financial Officer
Standard Motor Products, Inc.
37-18 Northern Blvd.
Long Island City, N.Y. 11101

> **Re:** **Standard Motor Products, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed March 12, 2009**
> **File No. 001-04743**

Dear Mr. Burke:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Customers, page 10

1.   Please tell us where you identify your customers that account for over 10% of your net sales as required by Item 101(c)(1)(vii) of Regulation S-K.

Overview, page 26

2.   When drafting future "Overview" sections for your Management's Discussion and Analysis of Financial Condition and Results of Operations, please carefully review the guidance in Release 34-48960 (December 19, 2003). As noted in that release, an overview should include the most important matters on which a company's executives focus in evaluating financial condition and operating performance and provide a context for the discussion and analysis of the financial statements. A good overview should:

- be a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results;
- include economic or industry-wide factors relevant to the company;
- provide insight into the material opportunities, challenges and risks on which the company's executives are most focused and the actions the company's executives are taking to address those opportunities, challenges and risks; and
- address other issues mentioned in the Release.

Item 8. Financial Statements and Supplementary Data, page 41

Note 1. Summary of Significant Accounting Policies, page 49

-Environmental Reserves, page 54

3.   We note that you may or may not include potential recoveries from insurers and third parties in making your estimates for your environmental reserves. Please tell us and revise your future filings to explain in more detail how your accounting policy to include potential recoveries from insurers and third parties complies with the guidance in 410-30 and 450-20 of the FASB Accounting Standards Codification.

Note 2. Restructuring and Integration Costs, page 57

4.   We note your disclosures related to your restructuring and integration costs during each reporting period presented. Please revise future filings to address the following:

- Provide the disclosures required by paragraph 420-10-50-1 of FASB Accounting Standards Codification and SAB Topic SAB Topic 5.P.4 for each restructuring activity for all reporting periods presented until the activities are completed.
- Revise your MD&A in future filings to include disclosure of the items identified in SAB Topic 5.P.4.

Note 7. Goodwill and Other Intangible Assets, page 60

5.   We note that you reference a third party valuation firm in determining the fair value of your goodwill impairment and the fair value of the net assets of some of your acquisitions. While in future filings, management may elect to take responsibility for valuing your goodwill and net assets related to your acquisitions, please note that if you continue to refer to the work of the third party valuation firm in a Form 10-K that is incorporated by reference into a registration statement, you may be required to obtain and include a consent from the third party valuation firm. Refer to Compliance and Disclosure Interpretation 141.02, available at our website at <http://www.sec.gov/divisions/ corpfin/guidance/sasinterp.htm>.

Item 11. Executive Compensation, page 91

6.   In future filings, please replace vague disclosure under "Compensation Discussion and Analysis" that you have incorporated by reference from page 17 of your proxy statement with meaningful information that investors can use to evaluate the compensation program. For example, where you refer to "overall goals," "strategic goals," "overall performance" and "individual performance," please disclose with specificity how you define those terms.   Please do not use boilerplate disclosure or jargon in this section. Instead, specifically describe how the committee determined individual elements of compensation for each named executive officer.

7.   We note that you have not disclosed actual EVA results for fiscal year 2008. In addition to disclosing all performance targets that must be achieved in order for your executive officers to earn their incentive compensation, you should disclose the actual results for each metric. Please confirm that you will include this disclosure in future filings.

8.   We refer to your disclosure on pages 20-22 of equity compensation awards. In future filings, please include substantive analysis and insight into how your compensation committee made its equity-based compensation determinations with respect to each named executive officer and, if applicable, why those awards varied among your named executive officers.

9.   For purposes of the Summary Compensation Table that you have incorporated by reference from page 25 of your proxy statement, please consider whether the amount disclosed in the bonus column may be more appropriately characterized as a non-equity incentive award. Please provide your analysis.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones, Staff Attorney, at (202) 551-6262, or Dan Morris, Special Counsel, at (202) 551-3637 if you have questions on any other comments. In this regard, do not hesitate to contact me or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 with any questions.

                                Sincerely,

                                Lynn Dicker
                                Reviewing Accountant